FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of October, 2003
                                01 October, 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Sky reaches subscriber target released on 01 October, 2003



                                                                  1 October 2003

press release


                       BRITISH SKY BROADCASTING GROUP PLC

               Sky reaches seven million subscriber target early


Five years to the day since Sky digital was launched, BSkyB announces that it has already achieved its target of seven million direct-to-home ("DTH") satellite subscribers by the end of calendar year 2003, three months early.

At 30 September 2003, the number of DTH satellite subscribers in the UK and Ireland was 7,015,000. Since launching its digital service on 1 October 1998, Sky has migrated the whole of its analogue subscriber base to digital and doubled the size of its DTH subscriber base.

As previously announced, BSkyB's key operational targets for the medium term are: to reach eight million DTH subscribers by the end of calendar year 2005; and to increase average revenue per user ("ARPU") to GBP400 by the same date.


Commenting on this achievement, BSkyB Chief Executive Tony Ball said:

"When we set the seven million target over three years ago it was way ahead of market expectations. Reaching the milestone three months early is a fantastic achievement for the company and I congratulate the excellent team that has made it possible. With more than half of UK households yet to make the switch to digital, I am highly confident that Sky will achieve its next target of eight million subscribers by the end of 2005, and generate significant long term growth thereafter."



Enquiries:


Analysts/Investors:

Neil Chugani                                       Tel:      +44 20 7705 3837
Andrew Griffith                                    Tel:      +44 20 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                      Tel:      +44 20 7705 3267
Robert Fraser                                      Tel:      +44 20 7705 3036

E-mail: corporate.communications@bskyb.com


New York Stock Exchange:

Annmarie Gioia                                     Tel:      +1 212 656 5437
Media Relations

E-mail: agioia@nyse.com




Notes to Editors:

1. Tony Ball announced the achievement of the seven million subscriber target to an audience of financial investors at the Goldman Sachs Communicopia XII Conference 2003 taking place at the Grand Hyatt Hotel, New York.

2. To mark the double celebration of the fifth anniversary of Sky digital and the early attainment of the seven million subscriber target, Sky's Chief Executive Officer, Tony Ball, and Chief Financial Officer Martin Stewart, will jointly ring the Opening Bell of the New York Stock Exchange (NYSE) to open the 1 October 2003 trading session at 9.30 a.m. E.S.T. (2.30 p.m. B.S.T). Digital photographs of the Opening Bell ceremony will be available via Associated Press/ New York (+1 212 621 1902), Reuters America
    (+1 646 223 6285) and Bloomberg Photo (+1 212 893 3420). A video feed of the Opening Bell ceremony (starting at 9.25 a.m.) will also be available via fibre line at Waterfront #1630.

3. BSkyB has been listed on the London Stock Exchange (ticker: BSY LN) and the New York Stock Exchange (ticker: BSY US) since December 1994.

4. The seven million target was set at the preliminary results presentation to analysts and press in July 2000. At that time BSkyB had, in total, 4,513,000 DTH subscribers, of which 3,583,000 were digital.

5.  About BSkyB

    BSkyB is the operator of the leading multichannel television platform in the UK and Ireland. More than 17 million viewers in seven million households enjoy an unprecedented choice of movies, news, entertainment and sports channels and interactive services on Sky digital, the UK and Ireland's first and most popular digital television platform. BSkyB's channels are available in a further 5.4 million cable and digital terrestrial homes.



For more information, visit www.sky.com/corporate.

                                                                      Appendix 1

The Sky digital timeline 1998 to 2003


1998 - 225,000 subscribers (December 1998)

Sky digital, the UK's first digital TV service, launches on 1st October, offering 140 channels. More than 100,000 digiboxes are sold in the first 30 days.


1999 - 1.3 million subscribers

Free digiboxes and minidishes help Sky become the fastest growing digital platform in the world, acquiring 1.2 million subscribers in just 10 months. Sky pioneers interactive services such as Sky Sports Active.


2000 - 4.1 million subscribers

The first interactive advertising campaigns are screened. Sky is awarded honours from the Royal Television Society for outstanding services to TV and for innovations in sports coverage. Sky News Active launches the world's first interactive TV news service.


2001 - 5.5 million subscribers

Sky reaches 5 million subscribers and switches off its analogue signal - both ahead of schedule. Sky+, a fully integrated personal video recorder, launches and Sky buys out its partners' stakes in British Interactive Broadcasting Ltd and forms Sky Active. Terrestrial broadcasters, including the BBC and Channel Four, work with Sky to unleash the potential of interactivity on their channels broadcast on the Sky platform.


2002 - 6.3 million subscribers

Having completed a substantial investment programme, BSkyB starts to generate positive free cashflow. The Royal Television Society honours Sky with award for technical innovation.


2003 - Sky hits seven million target three months ahead of schedule

Major promotion launches to boost sales of Sky+ and the extra digibox. BSkyB makes first profit after tax since its investment in digital.




                                                                      Appendix 2




The growth of DTH and cable homes since the launch of Sky digital.


                                     As at        As at        As at        As at        As at        As at
                                30 June 98   30 June 99   30 June 00   30 June 01   30 June 02   30 Sept 03

DTH analogue homes1              3,547,000    2,707,000      930,000      145,000            -            -

DTH digital homes1,2                     0      753,000    3,583,000    5,308,000    6,101,000    7,015,000

Total Sky DTH homes1,2           3,547,000    3,460,000    4,513,000    5,453,000    6,101,000    7,015,000

Total UK and Ireland homes3     24,995,000   25,214,000   25,415,000   25,681,000   25,853,000   26,185,000

Total Sky DTH homes as a % of          14%          14%          18%          21%          24%          27%
all UK and Ireland homes

Homes receiving Sky channels     3,352,000    3,778,000    3,735,000    3,486,000    4,091,000   3,857,0004
via Cable operators1

Total homes subscribing to       6,899,000    7,238,000    8,248,000    8,939,000   10,192,000   10,872,000
Sky channels

Total homes subscribing to             28%          29%          32%          35%          39%          42%
Sky channels via DTH or cable
as a % of all UK and Ireland
homes


1.  Includes subscribers in Ireland

2. DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra digibox subscriptions).

3. Total UK homes estimated by BARB/RSMB (latest figures available as at September 2003). Ireland homes estimated by Nielsen Media Research (latest figures available as at July 2003).

4. Cable subscribers as at 31 August 2003. Cable subscribers as at 30 September 2003 are not yet available



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 01 October, 2003                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary